UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Increase of 9.0% for the Month of June

GUADALAJARA, Mexico, July 03, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of June 2019, compared to traffic figures for June 2018.

During June 2019, total terminal passengers increased by 9.0% at the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 10.1%, while international passenger traffic increased by 7.4%.

Domestic Terminal Passengers (in thousands):

Airport	Jun-18	Jun-19	Change	Jan-Jun 18	Jan-Jun 19	Change
Guadalajara	852.8	888.6	4.2%	4,945.6	5,094.1	3.0%
Tijuana*	457.4	497.9	8.9%	2,702.4	2,894.9	7.1%
Los Cabos	133.8	168.0	25.6%	797.9	885.5	11.0%
Puerto Vallarta	137.4	170.7	24.2%	747.1	831.3	11.3%
Montego Bay	0.7	0.7	-5.6%	4.1	4.2	2.2%
Guanajuato	141.6	176.3	24.5%	757.5	994.3	31.3%
Hermosillo	137.9	154.1	11.8%	833.0	859.9	3.2%
Mexicali	91.5	95.9	4.8%	539.8	569.4	5.5%
La Paz	73.6	87.0	18.1%	434.0	466.4	7.4%
Morelia	30.2	40.1	32.8%	173.8	225.9	29.9%
Aguascalientes	57.7	47.5	-17.7%	332.7	305.2	-8.3%
Los Mochis	27.3	31.7	16.4%	166.0	187.1	12.7%
Manzanillo	7.3	8.2	12.2%	46.0	49.2	7.0%
Total	2,149.3	2,366.7	10.1%	12,479.9	13,367.4	7.1%

International Terminal Passengers (in thousands):

Airport	Jun-18	Jun-19	Change	Jan-Jun 18	Jan-Jun 19	Change
Guadalajara	355.1	380.7	7.2%	1,981.1	2,076.7	4.8%
Tijuana*	191.6	260.3	35.9%	1,066.4	1,394.2	30.7%
Los Cabos	315.1	317.3	0.7%	1,945.1	2,019.3	3.8%
Puerto Vallarta	202.4	199.4	-1.5%	1,917.1	1,970.6	2.8%
Montego Bay	382.9	391.0	2.1%	2,315.3	2,516.2	8.7%
Guanajuato	56.6	59.8	5.7%	344.4	345.1	0.2%
Hermosillo	5.6	6.3	12.5%	35.4	34.5	-2.6%
Mexicali	0.6	0.7	23.9%	2.8	3.3	17.2%
La Paz	0.9	0.9	4.4%	5.8	6.6	13.6%
Morelia	32.3	37.5	16.2%	180.4	207.1	14.8%
Aguascalientes	16.8	19.7	17.3%	92.2	99.3	7.7%
Los Mochis	0.5	0.7	50.7%	3.1	3.5	11.9%
Manzanillo	2.1	3.3	55.6%	53.4	52.3	-2.0%
Total	1,562.4	1,677.7	7.4%	9,942.6	10,728.8	7.9%

Total Terminal Passengers (in thousands):

Airport	Jun-18	Jun-19	Change	Jan-Jun 18	Jan-Jun 19	Change
Guadalajara	1,207.9	1,269.3	5.1%	6,926.6	7,170.8	3.5%
Tijuana*	649.0	758.2	16.8%	3,768.7	4,289.1	13.8%
Los Cabos	448.8	485.3	8.1%	2,743.0	2,904.8	5.9%
Puerto Vallarta	339.9	370.1	8.9%	2,664.2	2,801.9	5.2%
Montego Bay	383.6	391.7	2.1%	2,319.4	2,520.4	8.7%
Guanajuato	198.2	236.1	19.1%	1,101.9	1,339.4	21.6%
Hermosillo	143.5	160.4	11.8%	868.4	894.5	3.0%
Mexicali	92.1	96.6	4.9%	542.6	572.7	5.5%
La Paz	74.5	87.9	18.0%	439.9	473.0	7.5%
Morelia	62.5	77.6	24.2%	354.2	433.0	22.2%
Aguascalientes	74.5	67.2	-9.8%	424.9	404.6	-4.8%
Los Mochis	27.7	32.4	17.0%	169.1	190.6	12.7%
Manzanillo	9.5	11.6	22.0%	99.4	101.5	2.2%
Total	3,711.7	4,044.4	9.0%	22,422.5	24,096.3	7.5%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

	Jun-18	Jun-19	Change	Jan-Jun 18	Jan-Jun 19	Change
CBX Users	184.9	256.0	38.4%	1,026.4	1,370.9	33.6%

Highlights for the Period:

  Seats and Load Factors:  In June 2019, GAP registered a 3.6% increase in the number of seats available compared to June 2018; while load factors for the month increased by 440 basis points, from 83.4% in June 2018 to 87.8% in June 2019.

  New Routes:
    °  Aguascalientes to Chicago Midway: Volaris
    °  Guadalajara to Durango: Volaris
    °  Guadalajara to Querétaro: Volaris
    °  Hermosillo to Cancún: VivaAerobus
    °  Hermosillo to Los Cabos: VivaAerobus
    °  Puerto Vallarta to Ciudad de México: Aeromar
    °  Puerto Vallarta to Las Vegas: Sun Country
    °  Puerto Vallarta to Phoenix: Volaris
    °  Puerto Vallarta to Querétaro: Volaris
    °  Los Cabos to Las Vegas: Sun Country
    °  Los Cabos to Tijuana: VivaAerobus
    °  Tijuana to Cancún: VivaAerobus
    °  Tijuana to Mazatlán: VivaAerobus

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. Subject to certain conditions precedent, GAP expects to take control of the operation of the Kingston airport in the last quarter of 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 3, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer